UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 8)

                       WELLCO ENTERPRISES, INC.
                          (Name of Issuer)

                 COMMON STOCK, PAR VALUE $1.00 PER SHARE
                    (Title of Class of Securities)

                             949476105
                           (CUSIP Number)

                            James T. Emerson
                         482 Cedarbrook Drive
                       Danville, Virginia 24541
                              804-799-0878

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                          DECEMBER 31, 1999
                  (Date of Event Which Requires Filing
                         of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [   ].

     Check the following box if a fee is being paid with the statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




                    (Continued on following pages)


CUSIP No.949476105
_______________________________________________________________

     1) Names of Reporting Persons/S. S. or I. R. S. Identifi-cation Nos. of Above Persons:

                  James T. Emerson

_______________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group
(See Instructions):
          (a)
          (b)
_______________________________________________________________

     3)   SEC Use Only:

_______________________________________________________________

     4)   SOURCE OF FUNDS*


_______________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(E).

_______________________________________________________________

     6)   Citizenship or Place of Organization:

              United States of America
_______________________________________________________________

Number of      (7)  Sole Voting Power:            737,072.44
Shares Bene-
ficially       (8)  Shared Voting Power:              -0-
Owned by
Each Report-   (9)  Sole Dispositive Power:       737,072.44
ing Person
With           (10)  Shared Dispositive Power:        -0-
_______________________________________________________________

     11)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
                              737,072.44
_______________________________________________________________

     12)   Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions):

_______________________________________________________________

     13)   Percent of Class Represented by Amount in Row 9:

                              58.00%
_______________________________________________________________

     14)   Type of Reporting Person (See Instructions):

                               IN
_______________________________________________________________

     Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Amendment No. 8 to Schedule 13D Statement dated February 14, 2000, relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of Wellco Enterprises, Inc. (the "Company").

Item 1.          SECURITY AND ISSUER.

     No Change

Item 2.          IDENTITY AND BACKGROUND.

     Information regarding the identity and background of the persons reporting pursuant to this Schedule 13D statement
(together, the "Reporting Person") are as follows:

     (a)  The name of the Reporting Person is James T. Emerson

     (b)  The residence address of the Reporting Person is:

                      482 Cedarbrook Drive
                     Danville, Virginia 24541

     (c)  The Reporting Person currently is retired.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding
          (excluding traffic violations or other similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and the Reporting Person is not or has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No Change

Item 4.    PURPOSE OF TRANSACTION.

     No Change

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 737,072.244 shares of Common Stock, or 58.00% of the number of shares outstanding on December 31, 1999.

     (b) The number of shares of Common Stock reported as beneficially owned by the Reporting Person in this
          Schedule 13D statement includes 737,072.44 shares owned directly by Mr. Emerson as to which he has sole voting and investment powers.

     (c) The Reporting Person has purchased directly 13,700 shares of common stock of the Issuer during the 60 days preceding the filing of this Amendment No. 8 to Schedule 13D.

     (d) Mr. Emerson has the right to receive dividends from, or the proceeds from the sale of the shares of Common
          Stock owned directly by him.

     (e)  N/A


Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

     No Change

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.


     No Change

     After reasonable inquiry and to the best of my knowledge and belief, that the information set forth in this statement is true, complete and correct.


February 14, 2000                  /s/  JAMES T. EMERSON